UNITED STATES SECURITIES AND

EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO/A

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Biomet, Inc.

(Name of Subject Company (Issuer))

LVB Acquisition Merger Sub, Inc.	GS Capital Partners VI Fund, L.P.
LVB Acquisition, LLC	GS Capital Partners VI Offshore Fund, L.P.
LVB Acquisition Holding, LLC	GSCP VI Advisors, L.L.C.
Blackstone Capital Partners V L.P.	GSCP VI Offshore Advisors, L.L.C.
Blackstone Management Associates V L.L.C.	KKR 2006 Fund L.P.
Goldman, Sachs Management GP GmbH	KKR 2006 GP LLC
GS Advisors VI, L.L.C.	TPG Partners V, L.P.
GS Capital Partners VI Parallel, L.P.	TPG Advisors V, Inc.
GS Capital Partners VI GmbH & Co. KG
(Names of Filing Persons (Offerors))

Common Shares, without par value

(Title of Class of Securities)

090613100

(CUSIP Number of Class of Securities)

Robert P. Davis, Esq.

Paul J. Shim, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,757,435,504	$360,953.27

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 255,596,424 common shares, without par value, of Biomet, Inc. outstanding on a fully diluted basis, consisting of: (a) 245,666,581 common shares issued and outstanding, and (b) 9,929,843 common shares issuable on or before expiration of the offer pursuant to existing stock options, and (ii) the tender offer price of $46.00 per Share.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.0000307.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,166,700.74	Filing Party: Biomet, Inc.
Form or Registration No.: Preliminary Schedule 14A	Date Filed: January 31, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 13, 2007 (the “Schedule TO”) by LVB Acquisition Merger Sub, Inc., LVB Acquisition, LLC, LVB Acquisition Holding, LLC, Blackstone Capital Partners V L.P., Blackstone Management Associates V L.L.C., Goldman, Sachs Management GP GmbH, GS Advisors VI, L.L.C., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P., GS Capital Partners VI Offshore Fund, L.P., GSCP VI Advisors, L.L.C., GSCP VI Offshore Advisors, L.L.C., KKR 2006 Fund L.P., KKR 2006 GP LLC, TPG Partners V, L.P., TPG Advisors V, Inc. This Amendment No. 1 is being filed on behalf of LVB Acquisition Merger Sub, Inc. and LVB Acquisition, LLC.

The Schedule TO relates to the offer by LVB Acquisition Merger Sub, Inc., an Indiana corporation (“Purchaser”) and a direct wholly-owned subsidiary of LVB Acquisition, LLC, a Delaware limited liability company (“LVB”) and an indirect wholly-owned subsidiary of LVB Acquisition Holding, LLC, a Delaware limited liability company (“Holding”), to purchase all outstanding common shares, without par value (“Shares”), of Biomet, Inc., an Indiana corporation (“Biomet”), at a price of $46.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 13, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which were annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO.

This Amendment is the final amendment to the Schedule TO and, in accordance with Instruction H of the General Instructions to Schedule TO, constitutes LVB’s and Purchaser’s disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Shares Purchaser acquires in the Offer.

The information set forth in the Offer to Purchase and the other exhibits to the Schedule TO is incorporated by reference in response to all the items of this Amendment No. 1, except as set forth below. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1, 4, 8 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:00 midnight, New York City time, on Wednesday, July 11, 2007. Following such expiration, Purchaser accepted for payment in accordance with the terms of the Offer all Shares that were validly tendered and not withdrawn prior to expiration of the Offer, and payment for such Shares will be made promptly, in accordance with the terms of the Offer. The Depositary for the Offer has advised that, as of 12:00 midnight, New York City time, on July 11, 2007, a total of approximately 203,573,642 Shares were validly tendered and not withdrawn in the offer (including Shares tendered by notices of guaranteed delivery), representing approximately 82.85% of the outstanding Shares, thus satisfying the Minimum Condition.

“On July 12, 2007, LVB and Purchaser issued a press release announcing the completion of the Offer. The full text of the press release is set forth as Exhibit (a)(1)(M) hereto and is incorporated by reference herein.

“Pursuant to the terms of the previously announced merger agreement, LVB and Purchaser expect to effect a merger of Purchaser with and into Biomet. In the merger, LVB and Purchaser will acquire all other Shares at the same $46.00 per share price, without interest and less any required withholding taxes, that was paid in the Offer. As a result of the merger, Biomet will become a wholly-owned subsidiary of LVB. LVB and Purchaser intend to complete the merger as soon as practicable following the satisfaction of the conditions in their merger agreement with Biomet.”

Item 11 of the Schedule TO, which incorporates by reference the information set forth in “The Offer—Section 15” of the Offer to Purchase, is hereby amended and supplemented by adding the following text thereto:

“On June 27, 2007, the Indiana Securities Commissioner conducted a hearing to evaluate the Offer. On July 6, 2007, the Indiana Securities Commissioner granted a final order stating that the takeover offer described in our Offer to Purchase complies with the Indiana Takeover Offers Act, and that the Offer may proceed accordingly.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

“(a)(1)(M)	Text of press release issued by LVB and Purchaser on July 12, 2007.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LVB ACQUISITION MERGER SUB, INC.

By:	/s/ Stephen Ko
Name:	Stephen Ko
Title:	Co-President

LVB ACQUISITION, LLC

By:	/s/ Stephen Ko
Name:	Stephen Ko
Title:	Co-President

LVB ACQUISITION HOLDING, LLC

By:	/s/ Stephen Ko
Name:	Stephen Ko
Title:	Co-President

BLACKSTONE CAPITAL PARTNERS V L.P.

By:	Blackstone Management Associates V L.L.C., its general partner

By:	/s/ Chinh E. Chu
Name:	Chinh E. Chu
Title:	Member

BLACKSTONE MANAGEMENT ASSOCIATES V L.L.C.

By:	/s/ Chinh E. Chu
Name:	Chinh E. Chu
Title:	Member

GS CAPITAL PARTNERS VI PARALLEL, L.P.

By:	GS Advisors VI, L.L.C., its general partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Managing Director

GOLDMAN, SACHS MANAGEMENT GP GMBH

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Authorized Signatory

GS CAPITAL PARTNERS VI GMBH & CO. KG

By:	GS Advisors VI, L.L.C.,
its managing limited partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Managing Director

GS CAPITAL PARTNERS VI FUND, L.P.

By:	GSCP VI Advisors, L.L.C., its general partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Managing Director

GS CAPITAL PARTNERS VI OFFSHORE FUND, L.P.

By:	GSCP VI Offshore Advisors, L.L.C., its general partner

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Managing Director

GS ADVISORS VI, L.L.C.

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Managing Director

GSCP VI ADVISORS, L.L.C.

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Authorized Signatory

GSCP VI OFFSHORE ADVISORS, L.L.C.

By:	/s/ Adrian Jones
Name:	Adrian Jones
Title:	Managing Director

KKR 2006 FUND L.P.

By:	KKR Associates 2006 L.P., its general partner

By:	KKR 2006 GP LLC, its general partner

By:	/s/ William Janetschek
Name:	William Janetschek
Title:	Chief Financial Officer

KKR 2006 GP LLC

By:	/s/ William Janetschek
Name:	William Janetschek
Title:	Chief Financial Officer

TPG PARTNERS V, L.P.

By:	TPG GenPar V, L.P., its general partner

By:	TPG Advisors V, Inc., its general partner

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

TPG ADVISORS V, INC.

By:	/s/ Clive Bode
Name:	Clive Bode
Title:	Vice President

Dated: July 12, 2007

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated June 13, 2007.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Form of Letter to Participants in Biomet’s 401k Retirement and Savings Plan.*

(a)(1)(G)	Trustee Direction Form.*

(a)(1)(H)	Text of press release issued by The Blackstone Group, Goldman, Sachs & Co., Kohlberg Kravis Roberts & Co., TPG Capital, L.P. and Biomet on December 18, 2006 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Biomet, Inc. on December 18, 2006).

(a)(1)(I)	Text of press release issued by Biomet on February 20, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Biomet, Inc. on February 20, 2007).

(a)(1)(J)	Text of press release issued by Purchaser, LVB and Biomet on June 7, 2007 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Biomet, Inc. on June 7, 2007).

(a)(1)(K)	Form of summary advertisement, published June 13, 2007.*

(a)(1)(L)	Text of press release issued by LVB and Purchaser on June 13, 2007.*

(a)(1)(M)	Text of press release issued by LVB and Purchaser on July 12, 2007.

(b)(1)(A)	Third Amended and Restated Commitment Letter, dated as of June 12, 2007, from Banc of America Securities LLC, Banc of America Bridge LLC, Bank of America, N.A., Goldman Sachs Credit Partners L.P., Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Lehman Brothers Inc., Lehman Commercial Paper Inc., Lehman Brothers Commercial Bank, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Merrill Lynch Capital Corporation, Wachovia Capital Markets, LLC, Wachovia Bank, National Association and Wachovia Investment Holdings, LLC to LVB.*

(d)(1)(A)	Agreement and Plan of Merger, dated as of December 18, 2006 (amended and restated as of June 7, 2007), among Biomet, Purchaser and LVB (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Biomet, Inc. on June 7, 2007).

(d)(1)(B)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and Blackstone Management Partners V L.L.C.*

(d)(1)(C)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and Kohlberg Kravis Roberts & Co. L.P.*

(d)(1)(D)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and GS Capital Partners VI, L.P.*

(d)(1)(E)	Confidentiality Agreement, dated as of October 3, 2006, between Biomet and Texas Pacific Group.*

(d)(1)(F)	Limited Guarantee from Blackstone Capital Partners V L.P., dated June 7, 2007.*

(d)(1)(G)	Limited Guarantee from GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P. and GS Capital Partners VI Offshore Fund, L.P., dated June 7, 2007.*

(d)(1)(H)	Limited Guarantee from KKR 2006 Fund L.P., dated June 7, 2007.*

(d)(1)(I)	Limited Guarantee from TPG Partners V, L.P., dated June 7, 2007.*

(d)(1)(J)	Voting Agreement, dated as of June 6, 2007, among LVB, Dane A. Miller, Ph.D and Mary Louise Miller.*

(d)(1)(K)	Amended and Restated Interim Sponsors Agreement, dated as of June 7, 2007, by and among LVB Acquisition Holding, LLC, Blackstone Capital Partners V L.P., GS Capital Partners VI Parallel, L.P., GS Capital Partners VI GmbH & Co. KG, GS Capital Partners VI Fund, L.P. and GS Capital Partners VI Offshore Fund, L.P., KKR 2006 Fund L.P. and TPG Partners V, L.P.*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed on June 13, 2007 as an exhibit to the Schedule TO.